MANAGEMENT'S DISCUSSION AND

ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED

FEBRUARY 28, 2022 AND 2021

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2022 AND 2021

1. Introduction

Set out below is management's discussion and analysis ("MD&A") of financial and operating results for Petroteq Energy Inc. ("PQE" or the "Company") for the three and six months ended February 28, 2022. It should be read in conjunction with the Company's unaudited interim consolidated financial statements for the three and six months ended February 28, 2022 and 2021 and audited consolidated financial statements and notes thereto for the years ended August 31, 2021 and 2020.

This MD&A contains forward-looking information. Readers are advised to read this MD&A in conjunction with "Forward-Looking Information and Other Advisories" found at the end of this MD&A.

2. Basis of Presentation

Financial data presented below have largely been derived from the Company's unaudited interim, consolidated financial statements for the three and six months ended February 28, 2022 and 2021 (the "financial statements"), prepared in accordance with International Financial Reporting Standards ("IFRS"). Accounting policies adopted by the Company are referred to in Note 3 to the unaudited interim consolidated financial statements for the three and six months ended February 28, 2022 and 2021. The reporting currency is the United States dollar.  Comparative information is provided for the three and six months ended February 28, 2021 and the year ended August 31, 2021.

3. Operational and Financial Results

Overview

Our Company is a holding company organized under the laws of Ontario, Canada, that is engaged in various aspects of the oil and gas industry. Through our wholly-owned subsidiary, Petroteq Energy CA Inc., a California corporation ("PCA") and PCA's two subsidiaries Petroteq Oil Recovery, LLC, a Utah limited liability company ("POR"), and TMC Capital, LLC, a Utah limited liability company ("TMC Capital"), we are in the business of exploring for, extracting and producing oil and hydrocarbon products from oil sands deposits and sediments located in the Asphalt Ridge area of Uintah County, Utah, utilizing our proprietary extraction technology (the "Petroteq Clean Oil Recovery Technology" or "Extraction Technology"). Our primary oil sands extraction and processing operations are conducted at our Asphalt Ridge processing facility (herein the "Asphalt Ridge Plant" or "Plant"), which is owned by POR.

Petroteq owns the intellectual property rights to the Petroteq Clean Oil Recovery Technology, which is used at our Asphalt Ridge Plant to extract and produce crude oil from oil sands utilizing a closed-loop solvent-based extraction system.

The Asphalt Ridge Plant initially commenced operations as a pilot plant in 2015 at a site near Maeser, Utah, but was relocated in 2017 to a site near our Asphalt Ridge Mine #1 located on lands included within a Mining and Mineral Lease Agreement dated as of July 1, 2013, between Asphalt Ridge, Inc., as lessor, and TMC, as lessee (the "TMC Mineral Lease"). The relocation of the Plant to a site located near our existing mine site was designed to improve logistical and processing efficiencies in the oil sands recovery process. The relocation of the Plant occurred during a temporary suspension of our mining and processing operations in 2016 that resulted from a sharp decline in world oil prices. We restarted operations at the end of May 2018 and completed expansion work on the Plant to increase production capacity to 400-500 barrels of oil per day during the last quarter of fiscal 2019 (the quarter ended August 31, 2019). During our testing of the Plant and its increased production capacity during the first quarter of fiscal 2020 (the quarter ending November 30, 2019), we determined that a number of equipment upgrades were required to support continuous operation of the Plant. As discussed below, these upgrades were completed in December 2020.

We had expected to generate revenue from the sale of hydrocarbon products from the Asphalt Ridge Plant commencing in the third quarter ending May 31, 2020. However, due to the COVID-19 pandemic and volatility in oil prices, we reduced operations to a single shift per day during the quarter ending February 29, 2020 and ultimately suspended operations at the Plant during the quarter ending May 31, 2020.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2022 AND 2021

In July 2020, Greenfield Energy LLC ("Greenfield"), a joint venture company formed by TomCo Energy PLC, a UK energy company, and Valkor LLC ("Valkor"), a Texas limited liability company, assumed the management and operation of the Asphalt Ridge Plant. Under a Technology License Agreement dated July 2, 2019, Petroteq granted to Valkor a non-exclusive license and right to use Petroteq's Clean Oil Recovery Technology in operations conducted at the Plant. Since July 2020, Greenfield has implemented various upgrades to the Plant to improve operating capacity and reliability and began testing to assess the commerciality of the Plant and Petroteq's proprietary technology. To improve operational capability during winter months, Greenfield also arranged for buildings to be erected over the nitrogen system and the vapor recovery system and for wind-walls to be installed at the mixing tank area and decanter deck at the Plant.

Following the startup of the Plant in January 2021, we determined that certain additional equipment would be required to improve the process of extracting bitumen from oil sands ore and to remove clay fines from produced oil. The additional equipment was required to transition the Plant to commercialization and to demonstrate the commerciality of both the Plant and Petroteq's Clean Oil Recovery Technology. The required equipment was installed and commissioned and the Plant was restarted in April 2021.

The first full load of oil produced by the Plant was sold in June 2021 by Valkor. The production and sale of this oil which occurred following a series of upgrades, was an important milestone as it demonstrated that heavy oil from Utah oil sands can be produced economically using Petroteq's Clean Oil Recovery Technology without the use of water and without any requirement for tailings ponds and wastewater treatment facilities.. The purchaser of the oil paid West Texas Intermediate Crude Oil ("WTI") benchmark pricing of $70.91 per barrel for the 10.2° API heavy sweet crude oil produced by the Plant. The fact that WTI pricing was received for the oil demonstrates that the heavy sweet (low sulfur) oil produced from Utah's oil sands in the Asphalt Ridge area will likely command a premium price relative to other heavy oils.

In July 2021, Crosstrails Engineering LLC completed a Front-End Engineering Design (the "2021 FEED") for a 5,000 barrel per day ("BPD") production train that could be constructed either at the site of the Asphalt Ridge Plant or as a separate oil sands processing facility at an undeveloped site. The 2021 FEED describes the design data, design requirements, major equipment requirements, and general operating philosophies for the development of a 5,000 BPD production train, including a Class 3 (± 25%) cost estimate of approximately $110 million for construction of a new commercial plant as a separate facility. The cost estimates in the 2021 FEED suggest a capital cost of $22,000 per daily barrel of production. A new oil sands processing facility based on the 2021 FEED will consist of an initial 5,000 BPD production train but provides for a possible future expansion to 10,000 BPD through the addition of a second parallel 5,000 BPD train. The capital cost of $22,000 per daily barrel for an initial 5,000 BPD production train installed either as an adjunct to the existing Asphalt Ridge Plant or as a separate processing facility compares very favorably with the construction costs of plants and facilities that deploy more traditional methods of extracting bitumen and heavy oil from oil sands.

Preliminary estimates for the longest lead time for procuring equipment for a new 5,000 BPD production train under the 2021 FEED are approximately 48-54 weeks. The overall engineering, procurement and construction of a 5,000 BPD plant are estimated to require 54-62 weeks, barring any significant supply chain upsets or adverse weather conditions during plant construction and commissioning. Once a new plant is constructed and operating, it is estimated that each production train will employ 40-50 persons between mining and plant operations.

Petroteq anticipates that the 2021 FEED may provide the basis for a standard design package for 5,000 BPD production trains constructed by Petroteq or by its technology licensees in Utah, in other parts of the United States and in other countries having oil sands deposits and structures containing substantial bitumen and heavy oil resources. Any standard design package developed from the 2021 Feed may require a certain amount of customization for local site conditions and ore characteristics, but the differences are not expected to be significant.

After the April 2021 restart, the Asphalt Ridge Plant was operated intermittently until August 2021, when operations were suspended to allow the Company and its engineering firms to conduct a detailed inspection of the Plant for the purpose of determining whether the Plant's equipment, and the configuration of its units, would permit the integration or auxiliary construction of a new 5,000 BPD production train based on the 2021 FEED. During this period, exploratory core sampling and testing were conducted of the oil sands resources at Asphalt Mine #1.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2022 AND 2021

Based on the inspections of the Plant's units and equipment and evaluations of core data taken from areas at and around Asphalt Ridge Mine #1, the Company preliminarily decided, subject to further study and evaluation, to (a) construct a separate 5,000 BPD oil sands processing plant, with the option of adding a second 5,000 BPD production train, on an undeveloped site in the Asphalt Ridge area (and not as an expansion to the existing Plant), (b) continue to operate the Asphalt Ridge Plant where economic conditions support commercial operations, and (c) augment the supply of oil sands ore from Asphalt Mine #1 as feedstock for the Plant to higher quality oil sands ores and sediments mined or produced from other leases and properties in the Asphalt Ridge area.

In September 2021, we initiated discussions with Valkor for the purpose of developing a long term oil sands ore supply contract with Greenfield for the purchase of oil sands ores produced from mineral leases held or managed by Greenfield in the Asphalt Ridge Northwest area.

The Plant is currently in a winterized shut-down, although it may be restarted and operated upon short notice for demonstration purposes, and for the purpose of testing and evaluating different oil sands ores and materials sources from different leases and properties in the Asphalt Ridge area. We currently anticipate that the Plant will resume processing and production operations within the next twelve months. Upon resuming operations, the Plant will be operated primarily for the purpose of processing oil sands ores and bituminous sands sourced from both Asphalt Mine #1 and from Asphalt Ridge leases held or managed by Greenfield or Valkor, and potentially from other sources in the Asphalt Ridge area. The Plant will also be used for demonstration purposes for potential investors and prospective technology licensees and for the purpose of testing and evaluating oil sands and heavy oil source material produced from areas within the Uintah Basin in Utah, from other regions of the United States, and from other countries as such materials are made available to us.

Kahuna Ventures LLC ("Kahuna") has reviewed operating data, process simulation data, and the Front End Engineering and Design ("FEED") study for the purposes of a third-party technical evaluation. This FEED encompasses a production train capable of processing 5,000 bopd from mined oil sands ore. The Company anticipates that this FEED can become the starting basis for future 5,000 bopd train designs for use in Utah by Petroteq and potentially by additional licensees in Utah, the US, and other locations worldwide. This "standard" design may need some customization for local site conditions and ore characteristics, but differences are expected to be insignificant.

The FEED incorporates a number of lessons learned from operation of the demonstration plant into the proposed design including improvements in the mixing of crushed ore and solvent, solids separation and solvent recovery. The third-party technical verification report from Kahuna indicated extraction costs of approximately US$13.50 per barrel of oil produced. Mining and ore transport costs will add another $8.50 per barrel for an estimated operating cost of approximately $22.00 per barrel of oil produced for a 5,000 bopd plant operating 24 hours a day, 360 days a year, before corporate and SG&A costs and royalty fees.

The FEED study describes the design data, design requirements, detailed major equipment requirements and general operating philosophies for the development of the 5,000 bopd production train, including a Class 3 (± 25%) cost estimate of approximately US$110 million for construction of the plant on an undeveloped site. This provides for a capital cost of $22,000 per daily barrel of production. The proposed plant covered by the FEED study will consist of an initial 5,000 bopd production train but provides for the possible future expansion to 10,000 bopd through the addition of a second parallel 5,000 bopd train.

Preliminary estimates for the longest lead equipment items are 48-54 weeks. The overall engineering, procurement and construction of the 5,000 bopd plant are estimated to require 54-62 weeks, barring any significant supply chain upsets or adverse weather conditions during construction and commissioning of the plant. Once constructed and operating, it is estimated that each production train will employ 40-50 persons between mining and plant operations.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2022 AND 2021

Research and Development

The Asphalt Ridge Plant has proved that Petroteq's Clean Oil Recovery Technology, including our redesigned extraction and production process, is capable of producing oil in marketable quantities and that a substantial portion of the "post processed" sand generated by our extraction and production operations may be sold for various uses. Petroteq continued to test ore from various oil sands deposits and resources in the Asphalt Ridge area of Utah, with varying degrees of oil quality and with oil saturations in the range of 5 to 10 percent by weight. Petroteq's proprietary technology and extraction process has been successful in extracting oil from the different oil sands ores that we have tested, confirming that our technology can extract and produce oil from oil sands ore and raw materials having varying specifications and composition.

During the fiscal year ending August 31, 2021, we engaged Kahuna Ventures LLC, an energy-focused project execution firm, to review the POSP operating data, process simulation data, and our 5,000 BPD FEED study. The technical evaluation conducted by Kahuna Ventures indicated extraction costs of approximately $13.50 per barrel of oil produced. With mining and ore transport costs adding another $8.50 per barrel, this suggests an estimated operating cost of approximately $22 per barrel of oil produced (prior to adjustment for corporate overhead, production related taxes and royalties). The estimated operating cost of $22 per produced barrel of oil does not take into account the reduction in net operating costs that may result from the sale of commercially marketable sand generated during our extraction and production operations, which we estimate could reduce our net operating costs, measured on a per barrel of oil produced basis, by as much as $10-15 per barrel.

Several barrels of produced oil from the Asphalt Ridge Plant have now been tested by Quadrise Fuels International plc in the United Kingdom for the purpose of assessing the suitability of the heavy sweet oil we produce at Asphalt ridge in Utah for their MSAR® technology. MSAR® is a low viscosity oil-in-water emulsified synthetic heavy fuel oil ("HFO"). It is manufactured using Quadrise's proprietary technology to mix heavy oils with small amounts of specialist chemicals and water to a bespoke formulation. According to Quadrise, the resulting emulsion contains approximately 30% water and less than 1% chemicals. The emulsion is a low viscosity liquid at room temperature, which makes it easier to handle and reduces the heating costs for storing, transportation and use in comparison to HFOs.

In September 2021, Quadrise reported that the testing program, which was completed at the Quadrise Research Facility ("QRF") in Essex, United Kingdom, confirmed the ability to produce commercial MSAR® and bioMSAR™ fuels from the sample of heavy sweet oil provided by Greenfield from our Asphalt Ridge Plant and advised that a report of the testing results has been issued to the client.  Simulations of storage and handling of both MSAR® and bioMSAR™ produced were also completed during the program, which indicated that commercial production of MSAR® and bioMSAR™ fuels would be possible in Utah for potential power and marine end-user applications domestically and internationally. Quadrise further noted that this testing concluded the proof-of-concept work that was scheduled in Phase 1 of the Commercial Trial Agreement between Greenfield and Quadrise announced on August 18, 2020. Quadrise recently reported that Greenfield and Quadrise have entered into discussions regarding potential future trials and deployment of the technology to produce MSAR® and/or bioMSAR™ fuel at a commercial scale.

Petroteq continues to work with a local drilling fluids company to identify customers for the commercially marketable sand generated from the Asphalt Ridge Plant for use in oil and gas hydraulic fracturing or "fracking" operations. The fluids company has to date taken 340 tons of sand and it is expected that it will take the additional processed sand currently available, together with additional quantities of sand as and when they are produced at the Plant. The proceeds from the sale of sand are expected to be approximately $15-20 per ton ($10-15 per barrel).

As announced by Petroteq on November 17, 2020, Greenfield has executed a non-exclusive, multi-site license with Petroteq (the "Greenfield License"). The Greenfield License has been granted in consideration for $2,000,000 in funding that Greenfield has provided to date for upgrades to the Asphalt Ridge Plant. The Greenfield License will allow Greenfield to use Petroteq's Clean Oil Recovery Technology in any future oil sands processing plants built by Greenfield in the United States. The Greenfield License provides that the ownership of any intellectual property developed as a result of upgrades to or operations conducted at facilities deploying our technology, including associated trials and testing, will be owned by Petroteq. At the same time, any such intellectual property, including any oil sands technologies developed by Petroteq, will be included within the scope of the Greenfield License and may be used by Greenfield under the terms of the license.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2022 AND 2021

For any future oil sands plants built by Greenfield utilizing the Greenfield License, Greenfield will pay Petroteq a 5% royalty of net revenues received from crude oil and other hydrocarbon products produced from oil sand resources.

In October 2021, Petroteq and Big Sky Resources LLC ("Big Sky"), a company based in Rye, New York, entered into a technology license agreement under which Petroteq granted to Big Sky a non-exclusive, non-transferable license and right to use Petroteq's proprietary technology to design, construct, operate and finance oil sands extraction plants at up to two locations in the continental United States. Under the agreement, Big Sky has agreed to pay Petroteq a one-time, non-refundable license fee of $2 million, which will become payable upon commencing construction of its first plant. The agreement further provides that Big Sky will pay Petroteq a 5% royalty on the net revenue received by Big Sky from the production, sale or other disposition of licensed product from the plants for as long as Petroteq continues to hold enforceable and protected intellectual property rights in the licensed technology in the United States.

Pursuant to the licensing agreement, Big Sky is obligated to engage Valkor (or an affiliate named by Valkor) as the sole and exclusive provider of engineering, planning, and construction services for all oil sands plants built by Big Sky or under its direction. Big Sky has indicated it will work closely with Valkor to identify plant locations in the State of Utah.

The Company retained Peak Value IP, LLC ("Peak Value") to provide a third party valuation of Petroteq's Clean Oil Recovery Technology (CORT), the proprietary intellectual property (IP) behind oil sands extraction process.

Petroteq's Technology is considered a "clean technology" and is an environmentally safe and sustainable technology. While the Technology is applicable to both "water-wet" (Canada) and "hydrocarbon wet" (Utah) oils sands sediments, deposits and materials, the technology does not utilize water in its processing operations and thus there is no requirement to build and manage large tailings ponds and wastewater treatment and disposal systems and facilities. The proprietary solvents utilized in the operations of the technology are generally fully recovered and recycled, thus substantially mitigating environmental impact.

Through application of the CORT, the Company (acting through its operating subsidiaries in Utah) is able to produce a relatively sweet heavy crude oil from the Asphalt Ridge oil sands deposits without generating wastewater that would potentially harm the environment, in addition, during the course of its crude extraction and production operations, leaves a clean residual sand that can be returned to the environment or marketed as an industrial sand.

The current assets consist of Petroteq's active patents, patent applications, and associated trade secrets and know how, related to the extraction of crude oil from oil sands. The Peak Value valuation conclusions in this report are based on accepted practices using fair market value (FMV) and investment value (IV) standards, while utilizing widely recognized and internationally accepted methods valuing business enterprise, such as Cash, Market and Income Approaches. Peak Value utilized data provided by Petroteq, along with public information and industry knowledge of intellectual property licensing. In addition, Peak Value reviewed the historical costs as well as expected future revenue as it relates to the assets. This effort involved a team of financial advisory experts who have a broad experience valuing asset of this nature.

Peak Value IP's valuation study of Petroteq's CORT indicated a fair market value (FMV) ranging from $229 Million to $326 Million. The analysis of investment value (IV) ranging from $598 Million to $850 Million. The analysis has also considered a proposed production facility to be operated in Utah that will produce 5,000 barrels of oil per day. The valuation also encompasses the value of the separated sand as salable to third-parties, providing additional value to the IP beyond the market of oil. The deployment of the IP into multiple oil sand fields is a critical milestone in achieving Petroteq's goals for IP adoption.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2022 AND 2021

Asphalt Ridge Processing Plant

In June 2011, Petroteq commenced the development of the Asphalt Ridge Plant at a site near Maeser, Utah and entered into construction and equipment fabrication contracts for the purpose of evaluating Petroteq's Clean Oil Recovery Technology in extracting, processing and producing crude oil from oil sands mined from the TMC Mineral Lease and from other deposits located in the Asphalt Ridge area of Utah. By January 2014, our initial processing facility, designed as a pilot plant having processing capacity of 250 barrels per day, was fully permitted and construction was completed by October 1, 2014. Operations conducted at the pilot plant during 2015 allowed us to test and evaluate our proprietary technology at or near the Plant's capacity. During 2015, the Plant produced approximately 10,000 (gross) barrels of oil from the local oil sands ores, including oil sands deposits located within our TMC Mineral Lease. From this production, 7,777.33 barrels of finished crude oil were sold to an oil and gas distributor for resale to its refinery customers, with the balance of the produced oil used internally to power generators for the Plant. The initial processing plant was flexible in that it had the ability to produce both high quality heavy crude oil as well as lighter oil if needed.

In 2015, with the sharp decline in world oil prices, we determined that the transportation costs incurred in hauling mined ore from our mine site to pilot processing facility, a distance of approximately 17 miles, were adversely affecting the economics of our processing operations. For that reason, we temporarily suspended operations in 2016, and, in 2017, the Plant was disassembled and moved from its original location to the site of our Temple Mountain mining site (referred to as Asphalt Ridge Mine #1) located within the TMC Mineral Lease. During the reassembly of the Plant, additional equipment was installed to increase the Plant's capacity from 250 barrels per day to 400-500 barrels per day. In May 2018, mining operations at Asphalt Ridge Mine #1 recommenced, and the new upgraded Asphalt Ridge Plant commenced a test production phase of heavy crude oil from oil sands deposits at this site. Work to increase the Plant's capacity to 400-500 barrels per day was completed during the last quarter of fiscal 2019 (the quarter ended August 31, 2019). Testing, which continued into the first quarter of fiscal 2020 (the quarter ended November 30, 2019), determined that a number of equipment upgrades were required to support continuous operation of the Plant.

Greenfield, a joint venture company established by TomCo and Valkor, assumed responsibility for the management and operations of our Asphalt Ridge Plant in July 2020. Greenfield has made certain upgrades to the Plant to improve its capacity and reliability. During the ensuing year, we anticipate that the Plant will be operated for the purpose of (a) extracting, processing and producing crude oil and other hydrocarbon products from oil sands ores supplied by our Asphalt Mine #1, from Greenfield and potentially from other sources and properties located in the Asphalt Ridge area, (b) evaluating and testing oil sands from varying sources that are impregnated with oils having different qualities and characteristics, and (c) demonstrating the capabilities of Petroteq's Clean Oil Recovery Technology to potential investors and prospective licensees. Recent budgets for the Plant prepared by Valkor estimate that, during the ensuing year, the Plant will require approximately $3.8 million in capital expenditures and operating expenses, and should be able to generate revenue in the range of $4 million.

Resources And Mining Operations

Through its acquisition of TMC Capital in June 2015, Petroteq indirectly acquired certain mineral rights under the TMC Mineral Lease, which encompassed approximately 1,229.82 acres of land in the Temple Mountain area of Asphalt Ridge in Uintah County, Utah. In June 2018, Petroteq, acting through POR, acquired the record lease title and all of the operating rights to produce oil from oil sands resources under two mineral leases entitled "Utah State Mineral Lease for Bituminous-Asphaltic Sands", each dated June 1, 2018, between the State of Utah's School and Institutional Trust Land Administration ("SITLA"), as lessor, and POR, as lessee, covering lands consisting of approximately 1,351.91 acres that largely adjoin the lands covered by the TMC Mineral Lease ("the Temple Mountain SITLA Leases"). In March 2019, a third SITLA Lease was acquired by Petroteq that added 39.97 acres to the mix in the Temple Mountain area of Asphalt Ridge.

In April 2019 and in July 2019, in two separate transactions, TMC Capital acquired an initial 50% and then the remaining 50% of the oil sands operating rights under five (5) federal (U.S.) oil and gas leases administered by the (U.S.) Department of Interior's Bureau of Land Management ("BLM"), covering lands located in eastern and south-eastern Utah ("BLM Leases"). The BLM Leases have been included in applications, filed decades ago with the BLM under the (U.S.) Combined Hydrocarbon Lease Act of 1981 (the "CHL  Act"), for conversion to new "Combined Hydrocarbon Leases ("CHLs") that will eventually allow the development of oil sands resources located within leases or within lands unitized with the leases and included in CHL.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2022 AND 2021

With respect to one of the BLM leases in the PR Spring area of Utah (the "PR Springs Lease"), a lease in which the Company acquired oil sands operating rights in 2019, the BLM has decided to remove the lease from the CHL conversion application (CHL application) originally filed by Exxon Corporation and Enercor, Inc. in 1983 under the CHL Act. The Company derives ownership of its operating rights from the record title to the lease held by Exxon and later assigned to Enercor in 2009, with Exxon's registration of the assignment of record title to Enercor having been accepted by BLM in 2010.

BLM's decision to exclude the PR Spring Lease from Exxon's 1984 CHL application appears to be based on a unilateral decision by a private company - which BLM has identified in its administrative records as the record title owner of the lease - to have the lease removed from the CHL application. Removal of the lease from the Exxon CHL application will, unless BLM's decision is corrected,  undermine the Company's ability to develop the oil sands resources located on lands covered by the lease (and may adversely affect or prevent oil sands development within other leases that were included in the Exxon's 1983 CHL application.

We have determined, from title reports and land records, that the BLM has made an administrative and legal error in excluding our PR Spring lease from the new CHL issued pursuant to Exxon's 1983 CHL application.  We anticipate that BLM's error will be corrected as we move our BLM leases through the BLM administrative registration process, a process that will ensure that BLM's actions are corrected if they are determined to have been erroneously made. However, if for any reason we are unsuccessful in obtaining a reversal of BLM's decision, we will at that time conduct a full impairment analysis to determine the extent to which the value of the PR Springs Lease has been permanently impaired by the BLM decision.

As described in more detail below, the TMC Mineral Lease in its original form was terminated effective August 10, 2020, and a new Short-Term Mining Lease, dated the same date, was entered into between Asphalt Ridge, Inc., as lessor, and Valkor, as lessee. Valkor and TMC Capital thereafter entered into a Short-Term Mining and Mineral Sublease dated August 20, 2020 (the "TMC Mineral Sublease") in which all of Valkor's rights and interests under the Short-Term Mining Lease were subleased to TMC Capital. As of November 30, 2021, Petroteq (through its subsidiaries) held mineral leases (or the operating rights under leases) covering approximately 7,631.91 net acres within the State of Utah, consisting of approximately 320 acres held under the TMC Mineral Sublease, 1,351.91 acres held under the Temple Mountain SITLA Leases, and 5,960 acres under the BLM Leases.

Between March 14, 2019 and May 31, 2020, we made cash deposits of $1,907,000, included in prepaid expenses and other current assets on the condensed consolidated statements of financial position for the acquisition of 100% of the operating rights under federal (U.S.) oil and gas leases, administered by the BLM in Uintah Garfield and Wayne Counties, covering approximately 8,480 gross acres in PR Springs and the Tar Sands Triangle within the State of Utah. The total consideration of $3,000,000 has been partially settled by the $1,907,000 cash deposit, with the balance of $1,093,000 still outstanding.

In a letter agreement dated April 17, 2020 between the transferor of the oil and gas leases and TMC Capital, as transferee, the parties, due to uncertainty as to whether 10 leases acquired by TMC Capital in the Tar Sands Triangle and for which the Company had initially paid deposits would be considered active by BLM and included in new Combined Hydrocarbon Leases (CHLs) under the Combined Hydrocarbon Act of 1981 - agreed to adjust the purchase price as follows: (a) should all 10 of the leases be available and included in CHL's, the Company will pay the additional $1,093,000 for the rights under the leases; (b) if only a portion of the leases ranging from 4 to 9 of the leases are available and included in CHL's, the final purchase price of the leases will be between $1.5 million and $2.5 million; and (c) notwithstanding the above, if after a period of 7 years from April 17, 2020, at least six of the leases are not determined to be active and are not included in CHLs the Company shall be entitled to demand a refund of $1.2 million or instruct the Seller to acquire other leases in the same area for up to $1.2 million.

A third-party economic evaluation report dated February 10, 2022 (the "Report") in relation to sands anticipated to be produced as by-products of petroleum products from oil sands at the Asphalt Ridge NW Leases in Uintah County, Utah. The Report was prepared by Broadlands Minerals Advisory Services Ltd. ("Broadlands"), a U.S. based, independent mineral advisory company, with input from Q4 Impact Group, LLC ("Q4 Impact"), under engagement to Broadlands, on markets and prices for the sand products.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2022 AND 2021

The Report is premised on the completion by Petroteq of an extraction plant capable of producing 5,000 barrels of high-grade oil per day (bpd) on what is referred to in the Report as the "Indago Lease," which consists of approximately 3,458 acres of oil sands leases that the Company recently acquired from Valkor, LLC in exchange for the Company's Temple Mountain Leases. The assignment of the Indago Lease from Valkor to the Company (acting through its subsidiary TMC Capital, LLC) remains subject to final approval by the State of Utah's School and Institutional Trust Land Administration.

The Company believes that the sands are suitable for use as (a) silica flour, (b) fracking sand, and (c) bulk construction sands and aggregates (including road base). Accordingly, Broadlands economic analysis focused on the markets available for the sale of the three categories of by-product sands. Broadlands noted that an extraction plant producing 5,000 bpd is estimated by Petroteq to be capable of yielding 6,000 tons of sand per day or 1,860,000 tons per year (based on 310 operating days per year and operating 24 hours per day), and that silica flour is postulated to be 15 percent of the saleable product, fracking quality sand 55 percent, and bulk sand 30 percent. The economic forecast is based on 20 years of sales from such a 5,000 bpd operation, following two years for construction and start-up of the extraction plant and sands processing facility and related infrastructure.

The cash flow analysis was run on a pre-income tax basis, at discount rates of 0.0, 7.5 and 15 percent; the results show potential economic benefit in the base case of a Net Present Value (NPV) of $1,285, $602, and $341 million, respectively. The base case cash flow used a selling price of $40 per ton for the unprocessed dry, clean by-product sand. Q4 Impact provided market sale price analysis to arrive at a reasonable selling price for the cash flow forecast. Broadlands notes the economic model and base case numbers may not be realized due to market factors.

Broadlands based their economic analysis on information orally conveyed to them and no testing of sands from the Indago Lease has been performed by Broadland or by the Company. Broadlands confirmed that they performed their analysis in general accordance with acceptable mineral industry standards, and that technical issues discussed in the Report are in accordance with the standards of Subpart 1300 of Regulation S-K ("SEC S-K 1300") promulgated by the Securities and Exchange Commission. In particular, Broadlands confirmed that they consider the sands at the Indago Lease to be Material of Economic Interest, as defined in SEC S-K 1300, and that Broadlands is required to expressly note that, as such, there is no assurance that the sands at the Indago Lease will be converted to saleable material.

Broadlands also indicated that they have relied on reports prepared for Petroteq by other parties, discussions with Petroteq and Valkor, LLC, reviews of publicly available information, and information gathered during a visit to the oil sands around Venal, Utah on December 21, 2021, which, due to illness of the party that Broadlands was to meet, was perfunctory and limited in scope. Broadlands also visited Petroteq's existing plant and examined stockpiles of raw material.

Independently, the Company has recently completed the evaluation of the clean sand tailings that are a byproduct of the oil extraction process. It was determined that 60-70% of the sand falls within a 40-140 mesh size range and has a crush strength exceeding 8,000 psi, giving the sand an 8K crush factor and confirming that the sand is suitable for use as a fracking sand. The 20% of tailings grading larger than 40 mesh can be used as an aggregate for concrete. The Company is now working to develop sales channels for the fracking sand and aggregate components of the tailings with a view towards maximizing the value of the clean sand tailings.

The Company commissioned a reserve and economic evaluation report (the "Report") which defines bitumen reserves on the bitumen properties covered by three Utah state mineral leases located in the Asphalt Ridge Northwest area of Uintah County, Utah (the "Asphalt Ridge NW Leases").

The Report was prepared by Chapman Petroleum Engineering Ltd. ("Chapman") of Calgary, Alberta, Canada, an independent qualified reserves evaluator, with an effective date of November 30, 2021. Chapman Petroleum Engineering has been working with Petroteq for a number of years on engineering and resource matters, and is very familiar with the Company's operations. Portions of the Report (the "Canadian Evaluation") were prepared in accordance with definitions, standards, and procedures contained in the Canadian Oil and Gas Evaluation Handbook ("COGE Handbook") and National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities ("NI 51-101"). Portions of the Report (the "US Evaluation") were also prepared in accordance with Rule 4-10(a) of Regulation S-X, as adopted by the United States Securities and Exchange Commission. Both the Canadian Evaluation and US Evaluation were calculated in United States dollars.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2022 AND 2021

Based on the Report, the reserve profile of the Asphalt Ridge NW Leases as at November 30, 2021 is summarized below:

• Canadian Evaluation:

o 26 million stock tank barrels ("MMSTB") of Proved Undeveloped bitumen reserves

o 82 MMSTB of Proved Plus Probable Undeveloped bitumen reserves

o US$265 million before-tax net present value ("NPV") of future net revenue for Proved Undeveloped bitumen reserves, discounted at 10%

o US$1,017 million before-tax NPV of future net revenue for Proved Plus Probable Undeveloped bitumen reserves, discounted at 10%

• US Evaluation:

o Proved Undeveloped valuation US$213 million at 10% discount (BIT)

o Proved Plus Probable valuation US$790 million at 10% discount (BIT)

The bitumen reserves for the Asphalt Ridge NW Leases were evaluated using Chapman forecast pricing as at December 1, 2021. The NPV is prior to provision for interest, debt service charges, and general and administrative expenses. It should not be assumed that the NPV of future net revenue estimated by Chapman in the Report represents the fair market value of the reserves.

The difference between the Canadian Evaluation and the US Evaluation is the oil price used, which under the Canadian Standards price forecasts are the norm compared to the SEC Standards where a specified procedure is used to determine the appropriate Constant price for the project life. Accordingly, the Canadian evaluation uses escalated operating and capital costs and the US evaluation does not. All other technical factors in the report are identical for the Canadian and US evaluations.

The Company filed a statement of reserves data and other oil and gas information (the "Statement") on www.sedar.com on December 14, 2021 as required by NI 51-101. The effective date of the Statement is August 31, 2021. As of August 31, 2021, there were no oil or natural gas reserves attributed to the Company's properties. As such no reserve report was prepared for the year ended August 31, 2021, and no bitumen reserves were disclosed in the Company's most recent annual report on Form 10-K. The Statement included an updated evaluation of, among other things, estimates of the Company's contingent resources, effective August 31, 2021, for its working interest in all of its properties located in Utah, USA, including (A) the Asphalt Ridge area and (B) the PR Springs area. The Statement did not include an evaluation of the reserves or resources of the Asphalt Ridge NW Leases. If the Company had completed the acquisition of the Asphalt Ridge NW Leases on or prior to the effective date of the Statement (which acquisition is still pending completion, as described above), the Company's reasonable expectation of how such acquisition would have effected such Statement is that the estimates related to resources for its Asphalt Ridge area and PR Springs properties would have remained unchanged and the estimates related to reserves for the Asphalt Ridge NW Leases would have been included.

Suspension of trading on the TSX Venture Exchange ("TSXV")

On August 6, 2021, the Ontario Securities Commission issued a cease trade order (the "CTO") against the Company, as a result of its failure to file its quarterly report on Form 10-Q (and related certifications) for the period ended May 31, 2021 (the "2021 Q3 Filings") on or before July 30, 2021, as required under Canadian National Instrument 51-102 - Continuous Disclosure Obligations.

The Company filed the 2021 Q3 Filings with the Canadian Securities Commission on SEDAR, and with the United States Securities and Exchange Commission (the "SEC") on EDGAR, on August 19, 2021. As a result, the Ontario Securities Commission revoked the CTO effective August 24, 2021. In addition, on August 19, 2021, the Company's amended financial statements and management's discussion and analysis for the eight quarters from May 31, 2019 to February 28, 2021 were filed on SEDAR and with the SEC, as contained in the Company's amended annual reports on Form 10-K/A for the financial years ended August 31, 2019 and August 31, 2020, and in the Company's amended quarterly reports on Form 10-Q/A for the periods ended May 31, 2019, November 30, 2019, February 29, 2020, May 31, 2020, November 30, 2020 and February 28, 2021. The Company's amended financial statements and management discussion and analysis for the period ended February 28, 2019 were filed on SEDAR on August 23, 2021, and with the SEC on August 25, 2021, as exhibits to the Company's current report on Form 8-K.

Page | 10

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2022 AND 2021

As a result of the issuance of the CTO on August 6, 2021, the TSXV suspended trading of the Company's Common Shares. As part of the TSXV's review of the Company's reinstatement application, the TSXV reviewed the Company's financial statements for the three and nine months ended May 31, 2021 and raised concerns that certain transactions may not have been submitted to the TSXV for approval, as required under the TSXV's policies. As a result of an internal investigation the Company identified several transactions (the "Transactions") which, although disclosed in the Company's public filings on SEDAR and EDGAR had not been submitted for approval by the TSXV.

Based on the Company's initial review of the Transactions, it is estimated that a total of 54,370,814 Common Shares were issued as a result of the Transactions. While some of the issued Common Shares, namely, 4,336,972, are estimated to have been issued at prices above what the TSXV would have otherwise approved, 50,033,842 are estimated to have been issued at share prices below what the TSXV generally approves for convertible securities. While the Company is now making the necessary submissions to the TSXV for the Transactions, they may not all be accepted for approval by the TSXV and as a condition to reinstatement of trading on the TSXV the Company may need to take remedial action to ensure that Transactions are in compliance with the TSXV.

The net proceeds of the Transactions that resulted in new funds to the Company were used for expansion of the Company's oil sands processing plant in Utah and for working capital.

The Company continues to work with the TSXV on a reinstatement of trading and will update the market as developments warrant. However, the TSXV has indicated that these matters and their review of the Transactions may take some time to resolve and that a reinstatement to trading is not expected in the near term.

Unsolicited takeover bid by Viston United Swiss AG

On October 27, 2021, 2869889 Ontario Inc., an indirect, wholly-owned subsidiary of Viston United Swiss AG commenced a conditional, unsolicited takeover bid (the "Offer") to acquire all of the issued and outstanding Common Shares of the Company. Viston filed a Tender Offer Statement with the SEC relating to the Offer on Schedule TO under section 14(d)(1) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on October 25, 2021, and an amendment to the Tender Offer Statement on October 27, 2021. As set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 under section 14(d)(4) of the Exchange Act filed with the SEC on November 9, 2021, shareholders were advised that the Board of Directors was not yet in a position to make a recommendation to shareholders to accept or reject the Offer, and that the Company has retained Haywood Securities Inc. as financial advisor to the Company and the Board of Directors.

As set forth in the amendment to the Solicitation/Recommendation Statement on Schedule 14D-9, as filed with the SEC on January 4, 2022, on December 29, 2021, after thorough consideration of all aspects of the Viston Offer, the advice provided by Haywood and consulting with its other advisors, the Board has unanimously determined to recommend that Shareholders accept the Viston Offer and tender their Common Shares, for reasons that include the following:

Results of Strategic Review

Based on the results of the strategic review presented by Haywood, the Board believes that the immediate cash value offered to Shareholders under the Viston Offer is more favorable to Shareholders than the potential value that might otherwise result from other alternatives reasonably available to Petroteq, including remaining as a stand-alone entity and pursuing Petroteq's existing strategy, in each case taking into consideration the potential rewards, risks, timelines and uncertainties associated with those other alternatives.

Premium Over Market Price

The consideration of C$0.74 in cash per Common Share (the "Cash Consideration") under the Viston Offer represents a premium of approximately 279% over the closing price of the Common Shares on the TSXV on August 6, 2021, being the last trading day that the Common Shares were traded on the TSXV.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2022 AND 2021

Unlikelihood of Superior Proposal

The Board, with the assistance of Haywood, has taken active steps to assess and solicit strategic alternatives and has attempted to secure a proposal that would be superior to the Viston Offer. However, no superior alternative to the Viston Offer has emerged and Petroteq does not expect a superior alternative to emerge in the near term.

Common Shares Remain Relatively Illiquid

Trading in the Common Shares on the TSXV remains suspended, and there is no certainty as to when the TSXV will resume trading in the Common Shares.

Certainty of Outcome

The Viston Offer provides 100% cash consideration for the Common Shares and offers Shareholders certainty of value and immediate liquidity.

Possible Decline in Market Price

If the Viston Offer is not successful and another alternative offer with superior financial terms does not emerge, the market price of the Common Shares in the public markets may decline significantly.

Reduces Inherent Business Risk

Based on the strategic review conducted with Haywood, the Viston Offer appears to provide Shareholders with the value inherent in Petroteq's portfolio of projects, assuming they are fully realized, without the long-term risks associated with the development and execution of those projects. Given the relatively early stage of Petroteq's projects, it will be several years before the projects in Petroteq's portfolio reach commercial production, if at all.

Significant Growth Funding Required

Petroteq's projects have significant funding requirements to prove and scale its technology. Petroteq currently has limited cash to fund its necessary capital projects and near-term debt maturities, which will be a further drain on cash. Equity financing sufficient to repay debt and fund the progress of Petroteq's business plan, if available, may be significantly dilutive to Shareholders.

Ability to Respond to Superior Proposals

Petroteq has not entered into a support or similar agreement with Viston in respect to the Viston Offer. The Board has reserved the ability to seek out or respond to proposals that may deliver greater value to Shareholders than the Viston Offer. There is nothing to prevent a third party from proposing or making a superior proposal or preclude Petroteq from changing its recommendation.

Recent Developments

On February 10, 2022, the Company received from Canadian legal counsel to Viston, a copy of an advice (the "Bank Advice") issued by Royal Bank of Scotland on February 7, 2022 confirming that UNIExpress Investment Holdings PLC ("UNIExpress"), as the sending bank acting on behalf of its client Viston, is holding cash funds in the amount of €420,000,000 in favor of the receiving bank's client, Kingsdale Advisors. Kingsdale Advisors has been retained by Viston as the Information Agent and Depository in connection with the tender offer to purchase all of the issued and outstanding common stock of Petroteq. The Bank Advice includes confirmation by UNIExpress that the funds are irrevocably blocked and are reserved in favor of Kingsdale Advisors for a period of 45 days.

Page | 12

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2022 AND 2021

On February 9, 2022, Viston announced completion of two key regulatory milestones - namely:

• The Hart-Scott-Rodino Act (the "HSR Act") waiting period expired on February 4, 2022. The HSR Act is a key U.S. antitrust act that enables the Federal Trade Commission and the Department of Justice to review proposed merger transactions by requiring the parties to observe a waiting period before closing their transaction.

• The initial review period under the Investment Canada Act also lapsed on February 3, 2022, with no national security related notice being issued, thereby allowing the Offer to proceed under the Canadian foreign investment rules.

The company announced on February 28, 2022 and confirms that it is continuing to assist Viston with its CFIUS with filings that have been made with the Committee on Foreign Investment in the United States (CFIUS).

The Offer had been extended until April 14, 2022 and further extended to June 17, 2022 to allow additional time to obtain clearance under CFIUS under U.S. national security regulations, which is a condition of the Offer.

Exchange of mineral leases

Under the terms of an agreement dated October 15, 2021 among POR and TMC Capital and Valkor (the "Exchange Agreement"), POR and TMC Capital agreed to assign to Valkor all of their respective rights and interests in the TMC Mineral Lease located near Temple Mountain in the Asphalt Ridge area of Utah, including interests under a sublease to the Short-Term Mining Lease obtained by Valkor in August 2020, and in three Utah state oil sands leases that are contiguous to or in close proximity to the lands encompassed by the TMC Mineral Lease.

In a separate agreement, Valkor granted to provide TMC Capital the right to participate, at up to a 50% working interest, in any future operations conducted by Valkor under the TMC Mineral Lease or the Short-Term Mining Lease held by Valkor covering acreage formerly included in the TMC Mineral Lease, or on any of the lands covered by either of the leases.

To complete the exchange under the Exchange Agreement, Valkor agreed to assign to TMC Capital all of its rights and interests in three Utah state oil sands leases also located in Uintah County, Utah in an area referred to as Asphalt Ridge Northwest (the "Asphalt Ridge NW Leases"). The Asphalt Ridge NW leases assigned to TMC consists of and include both the "record lease title" and all of the operating rights (i.e. working interests) under the leases.

In a separate agreement, TMC Capital agreed to assign to Valkor the operating rights under the three Asphalt Ridge NW Leases at subsurface depths below 500 feet, with TMC Capital retaining a right to participate, at up to a 50% working interest, in any operation conducted by Valkor at the deeper intervals.  Under this agreement, each party will have the right to participate, at up to a 50% joint ownership basis, in any new oil sands processing plant constructed on lands covered by the Asphalt Ridge NW Leases.

As of October 28, 2021, each of the agreements and assignments required to consummate the reciprocal assignment of leases between the Company's subsidiaries and Valkor has been executed and all of the transactions have been tentatively completed, subject to the approvals that must be obtained from the State of Utah's School and Institutional Trust Lands Administration ("SITLA").

The exchange of mineral properties between the Company's subsidiaries and Valkor - which upon completion will result in the Company's ownership of record title and the operating rights under the Asphalt Ridge NW Leases - is anticipated to create substantial benefits and opportunities for the Company, including:

(a)

The Asphalt Ridge NW leases contain an oil sands deposit or deposits that is/are contiguous and generally integrated within a single contained area. This will allow for greater efficiencies in mining and in ore transport operations. In contrast, the original TMC Mineral Lease in the Temple Mountain area of Asphalt Ridge encompasses three separate deposits existing in different locations along a trend over about 8 miles, a structural outlay requiring substantial development and transport costs.

(b)

Based on historical well data from deposits adjacent to and surrounding the Asphalt Ridge NW Leases, the oil content or saturation in the oil sands located within the Asphalt Ridge NW Leases is expected to average in the range of 12% by weight. In contrast, the oil sands ores mined or produced from lands within the TMC Mineral Lease in the Temple Mountain area have an average oil content or saturation in the range of about 6% by weight. The higher oil content in the oil sands deposit located within the Asphalt NW Leases should generate better yields per ton of produced oil and improved project economics for the 5,000 barrel per day commercial plant that is currently being considered by the Company.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2022 AND 2021

(c)

Because a substantial part of the oil sands deposit within the Asphalt Ridge NW Leases is close to the surface and extends into various outcroppings, extraction and production may be conducted by surface mining where  less overburden will need to be removed before initiating mining operations.

We are in the process of submitting the assignments of the Asphalt Ridge NW Leases to SITLA for its approval under Utah's state regulations governing these leases.

Results of Operations

Financial Highlights

The following selected financial information, for the quarters as shown in the table, was prepared in accordance with IFRS:

Three months ended	February 28, 2022 (000)	November 30, 2021 (000)	August 31, 2021 (000)	May 31, 2021 (000)
Total revenues	$0	$Nil	Nil	Nil
Loss from operations	$3,408	$2,545	$3,091	$4,938
Basic and diluted loss per Share (Cents per share)	$0.01	$0.00	$0.01	$0.01
Basic and diluted weighted average number of shares outstanding	670,411	595,287	451,676	438,067

The net loss for the three months ended February 2022, includes a significant increase in legal expenses of $707,687 related to administrative proceedings that the Company is addressing with regulators and legal costs associated with the unsolicited takeover bid as discussed above, in addition, consulting expenses related to the unsolicited takeover bid has also increased as the Company explored its options.

The net loss for the three months ended November 30, 2021 included professional fees of $646K, including a once off relocation fee of $120K, an audit related fee of $124K and a research and development expense of $175K related to extraction of hydrocarbon products from shingles.

The net loss for the three months ended August 31, 2021 included an increase in travel and promotional expenses of $544K due to increased promotional activity on the Company's technology,  finance costs of $1,954K, which included the amortization of debt discount of $1,641K, primarily due to the accelerated amortization of debt discount on debt conversions during the quarter, and the loss on conversion of convertible debt of $$637K due the conversion of several convertible notes at a significant discount to market prices during the quarter.

The net loss for the three months ended May 31, 2021 included a derivative liability movement of $2,041K due the issue of several convertible securities with variable conversion prices which resulted in a charge on market to market at period end. Financing costs were $1,369K, which included interest on convertible notes of $875K, including a penalty interest charge on a convertible note which was in default, and the amortization of debt discount on new convertible notes issued during the current period.

Three months ended	February 28, 2021 (000)	November 30, 2020 (000)	August 31, 2020 (000)	May 31, 2020 (000)
Total revenues	$0	$2,000	Nil	$0
Loss from operations	$1,034	$411	$4,870	$1,114
Basic and diluted loss per Share (Cents per share)	$0.00	$0.00	$0.01	$0.01
Basic and diluted weighted average number of shares outstanding	401,858	302,133	234,604	203,481

Page | 14

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2022 AND 2021

The net loss for the three months ended February 28, 2021 included general  and administrative expenses of $706K, in line with normal operational expectations, finance costs of $744K, including the amortization of debt discount of $438K due to new debt issuances during the period, a loss on settlement of convertible debt of $233K as several convertible debt holders elected to convert their debt to equity, offset by a derivative liability credit of $592K which is directly correlated to the movements in our share price over the period.

The net loss for the three months ended November 2020 includes revenue of $2,000K as a result of the sale of a technology license to Valkor Energy during the current period, offset by general and administrative expenses of $1,045K, which were in line with our expectations, financing costs of $621K including the amortization of debt discount of $334K and other expenses of $544K, which included the loss on the settlement of liabilities and the conversion of convertible debt during the current period.

The net loss for the three months ended August 31, 2020 included the amortization of advance royalty payment of $663K due to the termination of the Asphalt ridge lease agreement,  general and administrative expenses of $1,362K, including an increase in professional fees of $795K incurred on assessing the future production processes of the Company, interest expense of $954K which included penalty interest on notes in default and a. loss on convertible debt of $568K due the conversion of convertible debt at a significant discount to market prices.

The net loss for the three months ended May 31, 2020 included general and administrative expenses of $895K, in line with management's expectations, finance costs of $571K which included the amortization of debt discount of $368K on convertible notes, offset by the derivative liability mark to market of $628K as a direct result of the volatility of our stock price.

The following tables compares revenue and expenditures for the three months ended February 28, 2022 and 2021 which are discussed below.

($000,s)	Three months ended February, 28 2022	Three months ended February 28, 2021	Change ($)	Change %
Cost of Goods Sold	46,712	111,250	(64,538)
Revenue from license fees	-	-	-	-

Other production and maintenance costs	140	20	120	600.0

Depreciation, depletion and amortization	11	11	-	-
Investor relations	160	(48)	208	433.3
Professional fees	1,532	179	1,353	755.9
Salaries and wages	147	90	57	63.3
Stock based compensation	-	258	(258)	(100.0)
Travel and promotion	118	31	87	280.6
General and administrative	137	196	52	(26.5)

Financing costs	1,061	743	318	42.8

Loss on conversion of convertible debt	-	233	(233)	(100.0)
Loss (gain) on settlement of liabilities	102	(86)	188	218.6
Interest income	-	(1)	(1)	(100.0)

Derivative liability movement	-	(592)	(592.0)	(100.0)

Revenues from license fees

There has been no sales during the three months ended February 28, 2022 and 2021.

Other production costs and maintenance costs

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2022 AND 2021

Other production and maintenance costs includes the Valkor maintenance costs for the current period.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2022 AND 2021

Depreciation, depletion and amortization

Consists of deprecation for certain assets not used in the production of hydrocarbons as the plant has been in a winterized mode.

Professional fees

Professional fees increased by 755.9% primarily due to an increase in legal expenses of $594K related to administrative and regulatory matters that the Company is addressing, an increase in consulting fees incurred on the unsolicited tender offer by Viston of approximately $228K, an increased in consulting expenses incurred on capital markets and financial structure of approximately $256K and an increase in professional fees of $200K related to potential relocation of plant in future periods.

Salaries and wages

The increase in salaries and wages of 63.3% is due to the increase in management personnel during the current period.

Stock based compensation

Stock based compensation decreased by 100.0% due to the full amortization of the option compensation expense in June 2021, no new options were issued during the current period.

Travel and promotion

Travel and promotion expenses increased by 280.6%. In the prior period the Company had reduced expenditure as it considered its future options with respect to the plant, in the current period, the Company has re-engaged its marketing of the company and its technology.

General and administrative

General and administrative expenses decreased by 26.5%. This is made up of several individually insignificant expenses.

Finance costs

Finance costs increased by 42.8%, primarily due to the increase in amortization of debt discount of $490K, related to the conversion of several convertible notes during the current period, which resulted in an accelerated amortization expense, offset by a reduction in interest expense of $172K due to reduction in the total debt outstanding during the period.

Loss on conversion of convertible debt

In the prior period several convertible notes with beneficial conversion features were converted into equity, resulting in a loss on conversion.

Loss (gain) on settlement of liabilities

During the current period, debt settlement agreements that were approved by the TSXV were settled by the issuance of equity resulting ibn a loss on settlement of $102K, in the prior period debt settlements resulted in a gain to the Company.

Interest income

Interest income is immaterial

Derivative liability movement

The derivative liability movement in the prior year represented the mark-to-market of convertible debt with variable conversion features. During the current period, all debts with variable conversion features were modified, thereby eliminating the derivative liability.

Page | 17

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2022 AND 2021

The following tables compares revenue and expenditures for the six months ended February 28, 2022 and 2021 which are discussed below.

($000,s)	Six months ended February, 28 2022	Six months ended February 28, 2021	Change ($)	Change %
Cost of Goods Sold	46,712	111,250	(64,538)
Revenue from license fees	-	2,000	(2,000)	(100.0)

Other production and maintenance costs	425	365	60	16.4

Depreciation, depletion and amortization	22	23	(1)	(4.3)
Investor relations	206	40	166	415.0
Professional fees	2,178	578	1,600	276.8
Research and development	175	-	175	100.0
Salaries and wages	303	178	125	70.2
Stock based compensation	-	458	(458)	(100.0)
Travel and promotion	201	114	87	76.3
General and administrative	425	383	52	13.9

Financing costs	1,687	1,365	322	23.6

Forgiveness of federal relief loans	(134)	-	(134)	(100.0)
Loss on conversion of convertible debt	-	313
Loss on debt extinguishment	444	330	114	34.5
Loss on settlement of liabilities	102	48	54	112.5
Interest income	(29)	(2)	(27)	(1,350.0)

Derivative liability movement	(52)	(749)	697	93.1

Revenues from license fees

In the prior year, the Company sold a license to utilize the Company's proprietary extraction technology to Valkor.

Other production costs and maintenance costs

Other production and maintenance costs includes the Valkor maintenance costs for the current period.

Depreciation, depletion and amortization

Consists of deprecation for certain assets not used in the production of hydrocarbons as the plant has been in a winterized mode.

Professional fees

Professional fees increased by 276.8% primarily due to an increase in legal expenses of $532K related to administrative and regulatory matters that the Company is addressing, an increase in consulting fees incurred on the unsolicited tender offer by Viston of approximately $210K, an increased in consulting expenses incurred on capital markets and financial structure of approximately $370K and an increase in professional fees of $200K related to potential relocation of plant in future periods.

Salaries and wages

The increase in salaries and wages of 70.2% is due to the increase in management personnel during the current period.

Stock based compensation

Stock based compensation decreased by 100.0% due to the full amortization of the option compensation expense in June 2021, no new options were issued during the current period.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2022 AND 2021

Travel and promotion

Travel and promotion expenses increased by 76.3%. In the prior period the Company had reduced expenditure as it considered its future options with respect to the plant, in the current period, the Company has re-engaged its marketing of the company and its technology.

General and administrative

General and administrative expenses increased by 13.9%. This is made up of several individually insignificant expenses.

Finance costs

Finance costs increased by 23.6%, primarily due to the increase in amortization of debt discount of $531K, related to the conversion of several convertible notes during the current period, which resulted in an accelerated amortization expense, offset by a reduction in interest expense of $209K due to reduction in the total debt outstanding during the period.

Loss on conversion of convertible debt

In the prior period several convertible notes with beneficial conversion features were converted into equity, resulting in a loss on conversion of $313K

Loss on debt extinguishment

The Company renegotiated the terms of certain convertible notes which were in default, and assumed by third parties resulting in a loss realized on extinguishment. These amounts are not comparable as the loss was dependent on the terms that the Company was able to negotiate.

Loss (gain) on settlement of liabilities

During the current period, debt settlement agreements that were approved by the TSXV were settled by the issuance of equity resulting ibn a loss on settlement of $102K, in the prior period debt settlements resulted in a net loss to the Company of $48K.

Interest income

Interest income of $29K was realized on certain short-term advances made by the company during the current period.

Derivative liability movement

The derivative liability movement in the prior year represented the mark-to-market of convertible debt with variable conversion features. During the current period, all debts with variable conversion features were modified, thereby eliminating the derivative liability.

4. LIQUIDITY AND CAPITAL RESOURCES

As at February 28, 2022, we had cash of approximately $2,528K. We also had a working capital of approximately $662K, due primarily to the reduction in convertible debt outstanding by the conversion of this debt into equity. The Company also received proceeds from the exercise of warrants of $5,649K and restitution payments for convertible note issuances that were not in compliance with TSXV rules of $1,440K. The Company also repaid $754K on certain convertible promissory notes.

We have spent, and expect to continue to spend, a substantial amount of funds in connection with implementing our business strategy and do not have sufficient cash on hand to implement our business strategy. Our financial statements have been prepared assuming we are a going concern. To date, we have generated minimal revenue from operations and have financed our operations primarily through sales of our securities, and we expect to continue to seek to obtain our required capital in a similar manner. There can be no assurance that we will be able to generate sufficient revenue to cover our operating costs and general and administrative expense or continue to raise funds through the sale of debt. If we raise funds by securities convertible into common shares, the ownership interest of our existing shareholders will be diluted.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2022 AND 2021

We anticipate that if the unsolicited offer to acquire all of the outstanding shares of Petroteq is not successful that we will need to raise approximately $110 million to fund a commercially viable extraction plant. Alternatively we will license our technology and generate royalty revenues. Should we need to raise funding, we will attempt to raise though share or debt issuances, if we are not successful in our efforts, we may need to delay our development plans and reduce our current expenditure.

We have not paid any dividends on its common shares. The Company has no present intention of paying dividends on its common shares as it anticipates that all available funds will be reinvested to finance the growth of its business.

In addition to commitments otherwise reported in this MD&A, the Company's contractual obligations as at February 28, 2022, include:

In addition to commitments otherwise reported in this MD&A, the Company's contractual obligations as at February 28, 2022, include:

Contractual Obligations	Total ($ millions)	Up to 1 Year ($ millions)	2 - 5 Years ($ millions)	After 5 Years ($ millions)
Convertible Debt[1]	5.6	2.1	3.5	-
Promissory notes	0.0	0.0	-	-
Operating lease liabilities	0.2	0.1	01	-
Federal relief loans	0.6	0.2	0.0	0.4
Total Contractual Obligations	6.4	2.4	3.6	0.4

(1)	Amount includes estimated interest payments and discount amortization. The recorded amount as at November 30 2021 was approximately $2.2 million after debt discount of $3.6 million.

5. OFF-BALANCE SHEET ARRANGEMENTS

To the best of management's knowledge, there are no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company.

6. RELATED PARTY TRANSACTIONS

We have outstanding directors fees of $224,333 and $264,064 as at February 28, 2022 and August 31, 2021, respectively, and outstanding salaries and fees to officers and directors of $0 and $447,500 for the six months ended February 28, 2022 and the year ended August 31, 2021, respectively.

Related party payables represent non-interest-bearing payables that are due on demand.

The balances outstanding are as follows:

Related Party payables	February 28, 2022	August 31, 2021
Payable to Aleksandr Blyumkin	$296,607	$493,549

Alex Blyumkin

On August 20, 2020, a company controlled by Mr. Blyumkin entered into a debt settlement agreement, whereby 2,356,374 shares were issued to settle an outstanding promissory note of $94,255.

On April 28, 2021, Mr. Blyumkin subscribed for 1,166,666 common shares at a price of $0.06 per share for gross proceeds of $70,000.

On July 1, 2021, Mr. Blyumkin entered into a debt conversion agreement whereby $14,120 of outstanding directors fees will be settled by the issue of 150,209 common shares. Due to the suspension of trading by the TSXV, these shares have not been approved for issue by the TSXV and have not been issued yet.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2022 AND 2021

On July 12, 2021, the Company issued Mr. Blyumkin 578,480 common shares valued at $40,494 in partial settlement of directors fees outstanding.

On July 27, 2021, Mr. Blyumkin subscribed for 1,875,000 units at a price of $0.12 per unit for gross proceeds of $225,000.

Mr. Blyumkin has resigned as an officer and director of the Company effective August 6, 2021.

During the current period, Mr. Blyumkin made restitution payments to the Company of $1,439,803 for conversion of convertible debt by third party convertible debt holders to common shares at prices below those allowed by the TSXV regulations.

The Company owed Mr. Blyumkin $296,607 and $493,549 as at February 28, 2022 and August 31, 2021, respectively.

George Stapleton

On January 25, 2021, Mr. Stapleton was awarded 1,000,000 common shares valued at $58,879 as part of his compensation package.

On August 7, 2020, Mr. Stapleton was awarded options exercisable for 3,000,000 common shares exercisable at $0.085 per share and valued at $165,855. The options vested over an eight month period. These options expired on February 28, 2022.

On November 30, 2021, Mr. George Stapleton retired as the Chief Operating Officer of the Company.

Dr. Gerald Bailey

On July 1, 2021, Dr. Bailey entered into a debt conversion agreement whereby $14,120 of outstanding directors fees will be settled by the issue of 150,209 common shares. Due to the suspension of trading by the TSXV, these shares have not been approved for issue by the TSXV and have not been issued yet.

On July 12, 2021, the Company issued Dr. Bailey 578,480 common shares valued at $40,494 in partial settlement of directors fees outstanding.

On August 6, 2021, the Board of Directors of the Company has appointed Dr. R. Gerald Bailey, a current director and former Chief Executive Officer of the Company, as Chairman of the Board of Directors and Interim Chief Executive Officer. The Company has not entered into a written employment agreement with Dr. Bailey.  Dr. Bailey is entitled to cash compensation of $10,000 per month in his new role.

Mr. Bailey retired as a director and officer of the Company on January 24, 2022.

Robert Dennewald

During June 2021, in terms of an exchange agreement entered into with Mr. Dennewald, Mr. Dennewald exchanged three promissory notes dated August 1, 2019, October 31, 2019 and March 3, 2020 totaling $125,000 for a $125,000 convertible promissory note bearing interest at 8% per annum and maturing on February 12, 2022.

On June 10, 2021, in terms of an Assignment and Purchase of Debt Agreement entered into between Mr. Dennewald and Equilibris Management AG ("Equilibris"), the $125,000 Convertible Promissory Note owing to the director was purchased and assigned to Equilibris.

On July 1, 2021, Mr. Dennewald entered into a debt conversion agreement whereby $14,120 of outstanding directors fees will be settled by the issue of 150,209 common shares. Due to the suspension of trading by the TSXV, these shares have not been approved for issue by the TSXV and have not been issued yet.

On July 12, 2021, the Company issued Mr. Dennewald 578,480 common shares valued at $40,494 in partial settlement of directors fees outstanding.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2022 AND 2021

James Fuller

On July 1, 2021, Mr. Fuller entered into a debt conversion agreement whereby $14,120 of outstanding directors fees will be settled by the issue of 150,209 common shares. Due to the suspension of trading by the TSXV, these shares have not been approved for issue by the TSXV and have not been issued yet.

On July 12, 2021, the Company issued Mr. Fuller 228,668 common shares valued at $16,007 in partial settlement of directors fees outstanding.

Dr. Vladimir Podlipsky

The Board of Directors has appointed Dr. Vladimir Podlipsky, currently the Chief Technology Officer of the Company, as a director, with effect from August 6, 2021, to fill the vacancy on the Board created by Mr. Blyumkin's resignation. On January 24, 2022, following the resignation of Dr. Bailey, Dr. Podlipsky was appointed to the role of Interim Chief Executive Officer.

The Company advanced Manhatten Enterprises, a company controlled by Dr. Podlipsky, the sum of $76,000 pursuant to a promissory note on March 16, 2017. The note, which bears interest at 5% per annum, matured on March 16, 2020. The Note has reached its maturity date.

During the current quarter, the Company paid $175,025 to V Science Technologies Inc., in terms of a sponsored research agreement. V Science Technologies, Inc. is controlled by Dr. Podlipsky, a director and the interim chief executive officer of the Company.

Ron Cook

Mr. Cook was appointed as the Chief Financial Officer of the Company with effect from October 31, 2021. On January 24, 2022, Mr. Cook resigned as the Chief Financial Officer of the Company.

Mark Korb

Mr. Korb resigned as CFO of the Company with effect from October 31, 2021.

Michael Hopkinson

Mr. Hopkinson was appointed as the Chief Financial Officer of the Company with effect from January 24, 2022.

Robert Chenery

Mr. Robert Chenery was appointed to the Company's Board of Directors on January 24, 2022.

7. OUTSTANDING SHARE DATA

As at the date hereof, the Company had the following common shares, share purchase options, warrants and convertible securities outstanding:

Total common shares outstanding	765,492,123
Total common share purchase options	4,250,000
Total common share purchase warrants and broker warrants(1)	8,161,628
Contractual obligations to issue securities(2)	10,963,335
Fully diluted shares outstanding	788,867,086

(1) Includes 151,785 warrants which are not approved by the TSXV.

(2) The Company has contractual obligations to issue 10,62,499 shares to third parties in terms of debt settlement agreements with third parties and a further 600,836 shares to directors in partial settlement of outstanding directors fees.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2022 AND 2021

Share Purchase Options

The Company has a 20% fixed number share option plan. Pursuant to this plan, the Company may grant up to 153,098,424 share purchase options to directors, officers, employees, and consultants. Such options are non-transferable, will have a maximum term of ten years and terminate 12 months (or other such shorter time as determined by the directors) following cessation of the optionee's position with the Company, subject to the expiry date of such option. As at the date hereof, an aggregate of 4,250,000 share purchase options  were outstanding:

Expiry Date	Exercise Price		Options Outstanding	Options Exercisable
August 7, 2025	CAD$	0.085	-	3,000,000
November 30, 2027	CAD$	2.270	950,000	950,000
June 5, 2028	CAD$	1.000	3,300,000	3,300,000
			4,250,000	7,250,000
Weighted average remaining contractual life			6.2 years	5.3 years

Share Purchase Warrants

As at the date hereof, an aggregate of 8,161,628 share purchase warrants were outstanding, as follows:

	Warrants outstanding and exercisable
Exercise price	Number of shares	Weighted average remaining years
$0.1000	276,512	0.75
$0.1200	7,733,331	1.24
$0.1400	151,785	2.73
$0.1004	18,303,083	1.25

8. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

As at February 28, 2022, the Company's financial instruments are comprised of cash, trade and other receivables, accounts payable and accrued expenses, the fair values of which approximate their carrying values due to their short-term maturity, and convertible debentures and long-term debt, which are carried at amortized cost. The Company classifies its cash as fair value through profit or loss. The Company's financial instruments are exposed to  a  variety  of  related  risks.  The  Company's  risk  exposures  and  the  impact  on  the  Company's  financial instruments are described under "Risks and Uncertainties" below.

9. MANAGEMENT OF CAPITAL

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable level. The Company considers its capital for this purpose to be its shareholders' equity and long-term liabilities.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may seek additional financing or dispose of assets.

In order to facilitate the management of its capital requirements, the Company monitors its cash flows and credit policies and prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The budgets are approved by the Board of Directors. There are no external restrictions on the Company's capital.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2022 AND 2021

10. LITIGATION AND CONTINGENCIES

On December 27, 2018, the Company executed and delivered: (i) a Settlement Agreement (the "Settlement Agreement") with Redline Capital Management S.A. ("Redline") and Momentum Asset Partners II, LLC; (ii) a secured promissory note payable to Redline in the principal amount of $6,000,000 (the "Note") with a maturity date of 27 December 2020, bearing interest at 10% per annum; and (iii) a Security Agreement (together with the Settlement Agreement and the Note, the "Redline Agreements") among the Company, Redline, and TMC Capital, LLC ("TMC"), an indirect wholly-owned subsidiary of the Company.

After undertaking an in-depth analysis of the Redline Agreements in the context of the underlying transactions and events, special legal counsel to the Company has opined that the Redline Agreements are likely void and unenforceable.

The Company's special legal counsel regards the possibility of Redline's success in pursuing any claims against the Company or TMC under the Redline Agreements as less than reasonably possible and therefore no reserve has been established for these claims.

The Company is currently evaluating the options and remedies that are available to it to ensure that the Redline Agreements are declared as void or are rescinded and extinguished.

From time to time, the Company is the subject of litigation arising out of the Company's normal course of operations. While the Company assesses the merits of each lawsuit and defends itself accordingly, the Company may be required to incur significant expenses or devote significant resources to defend itself against such litigation. Accruals are made in instances where it is probable that liabilities may be incurred and where such liabilities can be reasonably estimated. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, management has no reason to believe that the ultimate outcome of these matters would have a significant impact on the Company's consolidated financial position.

11. RISKS AND UNCERTAINTIES

Due to the nature of the Company's business and present stage of development, the Company is subject to significant risks. Risk factors relating to the Company include, but are not limited to, risks relating to reliance on major customers and key personnel, reliance on banking facilities and dependence on sustainability of customer orders, the risk that the Company's business plan may fail, risks relating to operations, risks related with compliance with environmental protection regulations, risks related to uninsurable or uninsured risks, risks related to the start-up of the Company's technology business and risks related to conflicts of interest of directors and officers.

Operating Hazards and Risk

The Company's current business involves risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which the Company has a direct or indirect interest will be subject to hazards and risks normally incidental to its operations, any of which could result in work stoppages, damage to or destruction of property, loss of life and environmental damage.

Environmental Risks and Other Regulatory Requirements

The Company's current and future operations are and may be governed by laws and regulations governing its industry. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. The Company currently operates its business in a regulated industry. There can be no assurances that the Company may not be negatively affected by changes in the Canadian, American or other legislation, or by any decisions or orders of any governmental or administrative body or applicable regulatory authority.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2022 AND 2021

Technology

The intellectual property and proprietary systems developed by PQE, including in particular, the Extraction Technology, have not previously been used in a commercial project. As such, the project carries with it a greater degree of technological risk than similar projects that employ commercially proven technologies despite the steps taken to reduce the risk of using these new processes through the utilization of an experienced and qualified process development and engineering team to anticipate and mitigate the majority of the process and mechanical challenges. Since a major portion of the processes used in the modular extraction unit are based on commercially unproven technologies and the detailed design is still being finalized, the Extraction Technology may not perform as anticipated by PQE or at all and the cost estimate may be subject to more variation than would be expected for commercially proven technology. If major process design changes are needed, the current cost contingency may not be adequate.

Intellectual Property

The success and ability of the Company to successfully complete development of the subject property of the Lease and to be economically viable will depend to a significant extent on the intellectual property and proprietary technology of PQE. The ability of the Company to prevent others from copying such proprietary technologies will be critical to sustaining the project's commercial advantage. PQE currently relies on intellectual property rights and other contractual or proprietary rights, including (without limitation) copyright, trad e-mark laws, trade secrets, confidentiality procedures, contractual provisions, licenses and patents, to protect its proprietary technology. However, some of PQE's intellectual property is currently under patent pending applications. PQE intends to continue to seek patent protection for the Extraction Technology.

Without patent and other similar protection, other companies could offer substantially identical products for sale without incurring the sizeable development costs that PQE has incurred. The Company's ability to recover these expenditures and realize profits upon the development of its technologies could be diminished. The process of obtaining patents can be time consuming and expensive, with no certainty of success. Even if the Company spends the necessary time and money, a patent may not be issued, or it may insufficiently protect the technology it was intended to protect. If PQE's pending patent applications are not approved for any reason, the degree of future protection for its proprietary technology will remain uncertain.

The Company may have to engage in litigation in order to protect its patents or other intellectual property rights, or to determine the validity or scope of the proprietary rights of others. This type of litigation can be time consuming and expensive, regardless of whether or not the Company is successful. The process of seeking patent protection can itself be long and expensive, and there can be no assurance that any pending or future patent applications of the Company or PQE will actually result in issued patents, or that, even if patents are issued, they will be of sufficient scope or strength to provide meaningful protection or any commercial advantage to the Company. Furthermore, others may develop technologies that are similar or superior to the technology of PQE or design around the patents owned by PQE.

Despite the efforts of the Company, the intellectual property rights, particularly existing or future patents, of PQE may be invalidated, circumvented, challenged, infringed or required to be licensed to others. It cannot be assured that any steps the Company may take to protect its intellectual property rights and other rights to such proprietary technologies that are central to the Company's operations will prevent misappropriation or infringement of the right to use or license others to use the Extraction Technology and/or PQE Process and accordingly may conduct an oil sands extraction operation similar to that of the Company.

Credit Risk

Credit risk is the risk of unexpected loss if a customer or third party to a financial instrument fails to meet contractual obligations.  The Company is exposed to credit risk through its cash held at financial institutions, trade receivables from customers and notes receivable.

The Company has cash balances at various financial institutions. The Company has not experienced any loss on these accounts, although balances in the accounts may exceed the insurable limits.  The Company considers credit risk from cash to be minimal.

Credit extension, monitoring and collection are performed for each of the Company's business segments. The Company performs ongoing credit evaluations of its customers and adjusts credit limits based upon payment history and the customer's current creditworthiness, as determined by a review of the customer's credit information.

At February 28, 2022 and August 31, 2021, the Company had no trade receivables. The Company considers its maximum exposure to credit risk to be its trade and other receivables and notes receivable.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2022 AND 2021

Interest Rate Risk

Interest rate risk is the risk that changes in interest rates will affect the fair value or future cash flows of the Company's financial instruments. The Company is exposed to interest rate risk as a result of holding fixed rate investments of varying maturities as well as through certain floating rate instruments. The Company considers its exposure to interest rate risk to be minimal.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities as they become due. The Company's approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses. The Company believes that it would be able to obtain adequate liquidity to fund its oil sands operations, If the Company is unable to obtain further funding in order to complete the oil sands plant and for sufficient operating working capital, it could have a material adverse effect on the Company's business, financial condition and results of operations.

Foreign Currency Exchange Risk

PQE generally incurs expenses denominated in U.S. dollars which is the functional currency of the Company and is therefore not subject to significant foreign exchange risk.

Liquidity Concerns and Future Financing Requirements

The Company will require additional financing in order to fund its plan of operations. The Company's ability to arrange such financing in the future will depend in part upon prevailing capital market conditions, as well as the Company's resulting business success. There can be no assurance that the Company will be successful in its efforts to arrange additional financing on terms satisfactory to the same. If additional financing is raised by the issuance of common shares from treasury, control of the Company may change and existing shareholders may suffer additional dilution. If adequate funds are not available, or are not available on acceptable terms, the Company may not be able to take advantage of other opportunities, curtail business operations or cancel planned projects, or otherwise remain in business. Events in the equity market may impact the Company's ability to raise additional capital in the future.

Volatility of Share Price

Factors such as announcements of quarterly variations in operating results, as well as market conditions in the Company's industry, may have a significant impact on the market price of the Company's shares. Global stock markets  and  exchanges  in  particular  have,  from  time  to  time,  experienced  extreme  price  and  volume fluctuations, which have often been unrelated to the operations of particular companies. Share prices for many companies in many industries have experienced wide fluctuations that have been often unrelated to the operations of the companies themselves. In addition, there can be no assurance that an active trading or liquid market will develop or be sustained for the Company on the TSXV or the Nasdaq Pink Sheets Markets..

Volatility of Oil Prices

Oil prices have fluctuated widely during recent years and are subject to fluctuations in response to relatively minor changes in supply, demand, market uncertainty and other factors that are beyond the Company's control. These factors include, but are not limited to, worldwide political instability, foreign supply of oil and natural gas, the  level  of  consumer  product  demand,  government  regulations  and  taxes,  the  price  and  availability  of alternative fuels and the overall economic environment. Any decline in oil or natural gas prices could have a material adverse effect on the Company's operations, financial condition and the level of expenditures for the development of its resources. No assurance can be given that oil and natural gas prices will be at levels which will generate profits for the Company. The economics of developing some of the Company's properties may change as a result of lower oil prices. The Company might also elect not to develop or delay development of certain properties at lower oil prices. All of these factors could result in a material decrease in the Company's development activities.

Dependence on, and Protection of, Key Personnel

The Company is dependent upon the continued support and involvement of its directors, officers and key technical personnel to develop its business and operations. If the Company were to lose any of their services, the Company's ability to implement its business plans could be severely curtailed or delayed.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2022 AND 2021

Conflicts of Interest and Time

Certain of our current directors and officers are, and may continue to be, involved in other industries through their direct and indirect participation in corporations, partnerships or joint ventures which may be potential competitors of the Company. Situations may arise in connection with potential acquisitions or opportunities where the other interests of these directors and officers may conflict with our interests. Directors and officer s with conflicts of interest will be subject to and follow the procedures set out in applicable corporate and securities legislation, regulation, rules and policies. Certain directors and officers of the Company will only devote a portion of their time to the business and affairs of the Company and some of them are or will be engaged in other projects or businesses.

Nature of Oil Sands Exploration and Development

Oil sands exploration and development are very competitive and involve many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome. As with any petroleum property, there can be no assurance that the Extraction Technology will perform as anticipated by PQE or at all, or that commercial deposits of bitumen will be produced from PQE's permit lands in the State of Utah. Furthermore, the marketability of any resource will be affected by numerous factors beyond the Company's control. These factors include, but are not limited to, market fluctuations of prices, proximity and capacity of pipelines and processing equipment, equipment and labor availability and government regulations (including, without limitation, regulations relating to prices, taxes, royalties, land tenure, allowable production, importing and exporting of oil and gas and environmental protection). The extent of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Operation Risk

Operation risk is a  function of the Company's ability to manage operating costs. Operating costs could be impacted by inflationary pressures on labor, volatile pricing for natural gas used as an energy source in transportation of fuel and in oil sands processes, and planned and unplanned maintenance.

Bitumen Supply Risk

Supply risk is a function of the unavailability of third party bitumen, poor ore grade quality or density, unplanned mine  equipment  and  extraction  plant  maintenance,  storage  costs  and  in  situ  reservoir  and  equipment performance could impact production targets.

Reserves and Resources

The Company has not yet established any reserves. There are numerous uncertainties inherent in estimating quantities of bitumen resources and reserves, including many factors beyond our control, and no assurance can be given that the recovery of bitumen will be realized. In general, estimates of resources and reserves are based upon a number of factors and assumptions made as of the date on which the resources and reserve estimates were determined, such as geological and engineering estimates which have inherent uncertainties, the assumed effects of regulation by governmental agencies and estimates of future commodity prices and operating costs, all of which may vary considerably from estimated results. All such estimates are, to some degree, uncertain and classifications of resources and reserves are only attempts to define the degree of uncertainty involved. For these reasons, estimates of reserves and resources, the classification of such resources and reserves based on risk of recovery, prepared by different engineers or by the same engineers at different times, may vary substantially. Investors are cautioned not to assume that all or any part of a resource is eco nomically or legally extractable.

Climate Change Legislation

Environmental legislation regulating carbon fuel standards in jurisdictions that import crude and synthetic crude oil in the United States could result in increased costs and/or reduced revenue. For example, both California and the United States federal governments have passed legislation which, in some circumstances, considers the lifecycle greenhouse gas emissions of purchased fuel and which may negatively affect the Company's business, or require the purchase of emissions credits, which may not be economically feasible.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2022 AND 2021

Cautionary Note Regarding Forward-Looking Information

This MD&A contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as "forward-looking statements"). These statements relate to future events or the Company's future performance. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use  of  words  such  as  "plans",  "expects",  "is  expected",  "budget",  "scheduled",  "estimates",  "continues", "forecasts", "projects", "predicts", "intends", "anticipates" or "believes", or variations of, or the negatives of, such words and phrases, or state that certain actions, events or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in such forward-looking statements. The forward- looking statements in this MD&A speak only as of the date of this MD&A or as of the date specified in such statement. Specifically, this MD&A includes, but is not limited to, forward-looking statements regarding: the validation  of  and  commercial  viability  of  PQE's  Extraction  Technology  (defined  below);  the  ability  of  the Extraction Technology to commence commercial production; the environmental friendliness of the Extraction Technology; the bbl/d capacity of the Extraction Technology; the schedule for certain events to occur and production to commence; capital efficacy and economics of the Extraction Technology; completion of certain acquisitions; potential of PQE's properties to contain reserves; PQE' ability to meet its working capital needs; the plans, costs, timing and capital for future exploration and development of PQE's property interests, including the costs and potential impact of complying with existing and proposed laws and regulations; management's outlook regarding future trends; sensitivity analysis on financial instruments, which may vary from amounts disclosed; prices and price volatility for oil and gas; and general business and economic conditions.

Inherent in forward-looking statements are risks, uncertainties and other factors beyond the Company's ability to predict or control. These risks, uncertainties and other factors include, but are not limited to, oil and gas reserves, price volatility, changes in debt and equity markets, timing and availability of external financing on acceptable terms, the uncertainties involved in interpreting geological data and confirming title to properties, the possibility that future exploration results or the validation of technology will not be consistent with the Company's expectations, increases in costs, environmental compliance and changes in environmental and other local legislation and regulation, interest rate and exchange rate fluctuations, changes in economic and political conditions and other risks involved in the oil and gas industry, as well as those risk factors listed in the "Risk Factors" section below. Readers are cautioned that the foregoing list of factors is not exhaustive of the factors that may affect the forward-looking statements. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A. Such statements are based on a number of assumptions that may prove to be incorrect, including, but not limited to, assumptions about the following: the availability of financing for PQE's exploration and development activities; operating and exploration costs; PQE's ability to retain and attract skilled staff; timing of the receipt of regulatory and governmental approvals for exploration and production projects and other operations; market competition; and general business and economic conditions.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company's actual results, performance or achievements to be materially different from any of its future results, performance or achievements expressed or implied by forward-looking statements. All forward-looking statements herein are qualified by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements, whether as a result of new information or future events or otherwise, except as may be required by law. If the Company does update one or more forward -looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward -looking statements, unless required by law.

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